FORM 8-A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SUN HEALTHCARE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-0410612
(State of Incorporation)	(I.R.S. Employer Identification No.)
101 Sun Avenue NE, Albuquerque, New Mexico	87109
(Address of principal executive offices)	(Zip Code)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.	[ ]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.	[x]

Securities Act registration statement file number to which this form relates:

  (if applicable)         N/A

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value per share

(Title of class)

Warrants to purchase Common Stock, $.01 par value per share, exercisable until February 28, 2005

(Title of class)

Item 1.  Description of Registrant's Securities to be Registered.

General

     On February 6, 2002, the U.S. Bankruptcy Court for the District of Delaware entered an order approving the joint plan of reorganization (the "Plan") of Sun Healthcare Group, Inc., a Delaware corporation (the "Company") and certain of its subsidiaries. On February 28, 2002, the Company and its subsidiaries emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Under the terms of the Plan, the Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock").

     The following description of the capital stock of the Company and certain provisions of the Company’s Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-Laws (the "By-Laws") is a summary and is qualified in its entirety by the Certificate of Incorporation and the By-Laws which have been filed as Exhibits 1 and 2, respectively, to this Registration Statement on Form 8-A.

Common Stock

     In connection with the financial restructuring of the Company, pursuant to Plan, the Company is issuing up to 10,000,000 shares of Common Stock to the holders of certain allowed claims of the Company (the "Claims") in partial exchange for such Claims and in accordance with the Plan.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of preferred stock which the Company may issue in the future.

Warrants

     In connection with the financial restructuring of the Company, pursuant to Plan, the Company is issuing warrants which are exercisable to purchase up to 500,000 shares of Common Stock, subject to adjustment (the "Warrants"), to the holders of certain allowed Claims of the Company in partial exchange for such Claims and in accordance with the Plan.

     The Warrants are exercisable for a period commencing on February 28, 2002 (the "Effective Date") and ending at 5:00 p.m., New York time, on February 28, 2005. The exercise price of each Warrant is $76.00 per share of Common Stock, subject to adjustment. The number of shares of Common Stock which may be acquired upon exercise of each Warrant and the exercise price are each subject to adjustment in certain circumstances, including but not limited to, if the Company (a) declares or pays a dividend, (b) subdivides, combines or reclassifies its Common Stock, (c) distributes to all holders of its Common Stock evidences of its indebtedness, shares of another class of capital stock, assets or rights to subscribe for shares of Common Stock, or (d) merges or consolidates with another person.

Anti-Takeover Provisions

     The Company is governed by the Delaware General Corporation Law (the "DGCL"). The Certificate of Incorporation and By-Laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

     Supermajority Vote. The Certificate of Incorporation provides that the affirmative vote of at least 66 2/3% in voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class: (i) to remove any director, or the entire Board, from office at any time, with or without cause, (ii) in order for the stockholders of the Company to make, amend, alter or repeal the By-Laws or (iii) to amend, alter, or repeal certain provisions of the Certificate of Incorporation including those related to limiting liabilities of directors.

     Advance Notice Procedures. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the Company’s stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of the Company’s board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting the Company deliver or by, or at the direction of, the Company’s chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of the Company of his intention to raise those matters at the annual meeting. If the Company’s chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. The Company may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized by unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     The overall effect of the foregoing provisions may be to deter a future tender offer. Shareholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of the Common Stock at that time. In addition, these provisions may have the effect of assisting the Company's management to retain its position and place it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of the Company's business.

The Delaware General Corporation Law

     The Company is subject to Section 203 of the DGCL, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

  the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and
  the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Limitation of Liability of Directors and Officers

     The Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing provision will not adversely affect any right or protection of a director of the Company under the Certificate of Incorporation in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Indemnification of Directors and Officers

     The DGCL provides for the power to indemnify any directors, officers, employees and agents and to purchase and maintain insurance with respect to liability arising out of their capacity or status as directors, officers, employees and agents. The indemnification provisions are not exclusive of any other rights to which directors and officers may be entitled under a corporation’s certificate of incorporation or by-laws, any agreement, a vote of stockholders or otherwise.

     More specifically, the By-Laws provides that the Company will indemnify, to the fullest extent permitted by law, any directors, officers, employees and agents in any action, suit or proceeding, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The Company is obligated to pay the expenses (including attorneys' fees) incurred by any indemnified person in defending any proceeding in advance of its final disposition. Any repeal or modification of the provisions of the By-Laws regarding indemnification does not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. In addition, the chief executive officer of the corporation shall, to the fullest extent permitted by applicable law, have the authority to indemnify and to advance expenses to certain people.

Item 2.  Exhibits.

1.	Amended and Restated Certificate of Incorporation

2.	Amended and Restated Bylaws

3.	Specimen of Common Stock Certificate

4.	Warrant Agreement dated February 28, 2002 by and between Sun Healthcare Group, Inc. and American Stock Transfer & Trust Company as Warrant Agent

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SUN HEALTHCARE GROUP, INC.

/s/ Robert F. Murphy
Name: Robert F. Murphy
Title: Secretary

Date:  March 6, 2002